Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Clarim Acquisition Corp. on Amendment No. 1 to Form S-1 of our report dated November 27, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Clarim Acquisition Corp. as of November 13, 2020 and for the period from November 4, 2020 (inception) through November 13, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Melville, NY

January 13, 2021